CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,190,000	$164.67

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $334,383.79 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $164.67 offset against the registration fee due for this offering and of which $334,219.12 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1261 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 134-I dated April 29, 2008	Registration Statement No. 333-130051 Dated May 16, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,190,000 Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index due June 4, 2009

General

  The notes are designed for investors who seek a return of two times the appreciation, or an unleveraged return of up to 10% equal to the absolute value of any depreciation, of the S&P 500® Index up to a maximum total return on the notes of 11.50% at maturity. Investors should be willing to forgo interest and dividend payments, and, if the S&P 500® Index declines by more than 10%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 4, 2009†.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on May 16, 2008 and are expected to settle on or about May 21, 2008.

Key Terms

Index:	The S&P 500® Index (the “Index”).
Upside Leverage Factor:	2
Payment at Maturity:

If the S&P 500 Closing Level is greater than the S&P 500 Starting Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the S&P 500 Return multiplied by two, subject to a Maximum Total Return on the notes of 11.50%. For example, if the S&P 500 Return is more than 5.75%, you will receive the Maximum Total Return on the notes of 11.50%, which entitles you to the maximum payment of $1,115 at maturity for every $1,000 principal amount note that you hold. Accordingly, if the S&P 500 Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (S&P 500 Return x 2)]

If the S&P 500 Closing Level is equal to the S&P 500 Starting Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the S&P 500 Closing Level declines from the S&P 500 Starting Level by up to 10%, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute S&P 500 Return and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Absolute S&P 500 Return)

If the S&P 500 Closing Level declines from the S&P 500 Starting Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (S&P 500 Return + 10%) x 1.1111]

You will lose some or all of your investment if the S&P 500 Closing Level declines from the S&P 500 Starting Level by more than 10%.

Buffer Amount:	10%
Downside Leverage Factor:	1.1111
S&P 500 Return:	The performance of the Index from the S&P 500 Starting Level to the S&P 500 Closing Level, calculated as follows:
S&P 500 Closing Level – S&P 500 Starting Level S&P 500 Starting Level
Absolute S&P 500 Return:	The absolute value of the S&P 500 Return. For example, an S&P 500 Return of -5% will equal a 5% Absolute S&P 500 Return.
S&P 500 Starting Level:	The closing level of the Index on the pricing date, which was 1425.35.
S&P 500 Closing Level:	The closing level of the Index on the Observation Date.
Observation Date:	June 1, 2009†
Maturity Date:	June 4, 2009†
CUSIP:	48123M4B5
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 134-I.

Investing in the Dual Directional Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 134-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$13	$987

Total	$4,190,000	$54,470	$4,135,530

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $13.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $6.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-157 of the accompanying product supplement no. 134-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $13.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 16, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 134-I dated April 29, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 13, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 134-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 134-I dated April 29, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000114420408024754/v111198_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an S&P 500 Starting Level of 1400 and reflects the Maximum Total Return on the notes of 11.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

S&P 500 Closing Level	S&P 500 Return	Absolute S&P 500 Return	Total Return

2520.00	80.00%	80.00%	11.50%
2310.00	65.00%	65.00%	11.50%
2100.00	50.00%	50.00%	11.50%
1960.00	40.00%	40.00%	11.50%
1680.00	20.00%	20.00%	11.50%
1540.00	10.00%	10.00%	11.50%
1480.50	5.75%	5.75%	11.50%
1470.00	5.00%	5.00%	10.00%
1435.00	2.50%	2.50%	5.00%
1414.00	1.00%	1.00%	2.00%
1400.00	0.00%	0.00%	0.00%
1386.00	-1.00%	1.00%	1.00%
1330.00	-5.00%	5.00%	5.00%
1260.00	-10.00%	10.00%	10.00%
1120.00	-20.00%	20.00%	-11.11%
980.00	-30.00%	30.00%	-22.22%
840.00	-40.00%	40.00%	-33.33%
700.00	-50.00%	50.00%	-44.44%
560.00	-60.00%	60.00%	-55.56%
420.00	-70.00%	70.00%	-66.67%
280.00	-80.00%	80.00%	-77.78%
140.00	-90.00%	90.00%	-88.89%
0.00	-100.00%	100.00%	-100.00%

JPMorgan Structured Investments — Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index increases from the S&P 500 Starting Level of 1400 to an S&P 500 Closing Level of 1470. Because the S&P 500 Closing Level of 1470 is greater than the S&P 500 Starting Level of 1400 and the S&P 500 Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 11.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the S&P 500 Starting Level of 1400 to an S&P 500 Closing Level of 1330. Although the S&P 500 Return is negative, because the S&P 500 Closing Level of 1330 is less than the S&P 500 Starting Level of 1400 by not more than the Buffer Amount of 10% and the Absolute S&P 500 Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 3: The level of the Index increases from the S&P 500 Starting Level of 1400 to an S&P 500 Closing Level of 1680. Because the S&P 500 Closing Level of 1680 is greater than the S&P 500 Starting Level of 1400 and the S&P 500 Return of 20% multiplied by 2 exceeds the Maximum Total Return of 11.50%, the investor receives a payment at maturity of $1,115 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the S&P 500 Starting Level of 1400 to an S&P 500 Closing Level of 1120. Because the S&P 500 Return is negative and the S&P 500 Closing Level of 1120 is less than the S&P 500 Starting Level of 1400 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL IF THE S&P 500 RETURN IS POSITIVE — The notes provide the opportunity to enhance equity returns by multiplying a positive S&P 500 Return by two, up to the Maximum Total Return on the notes of 11.50%, or $1,115 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL FOR UP TO A 10% RETURN ON THE NOTES EVEN IF THE S&P 500 RETURN IS NEGATIVE — If the S&P 500 Closing Level is less than the S&P 500 Starting Level by not more than 10%, you will earn a positive, unleveraged return on the notes equal to the Absolute S&P 500 Return. Because the Absolute S&P 500 Return is based on the absolute value of the change from the S&P 500 Starting Level to the S&P 500 Closing Level, if the Absolute S&P 500 Return is less than 10%, you will earn a positive return on the notes even if the S&P 500 Closing Level is less than the S&P 500 Starting Level. For example, an S&P 500 Return of -5% will equal a 5% Absolute S&P 500 Return.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 134-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 134-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more

JPMorgan Structured Investments — Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-2

than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 134-I dated April 29, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the S&P 500 Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the S&P 500 Closing Level beyond the 10% buffer as compared to the S&P 500 Starting Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the S&P 500 Closing Level is greater than the S&P 500 Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 11.50%, regardless of the appreciation in the Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are currently one of the companies that make up the Index. On March 16, 2008, and March 24, 2008, we issued press releases (which are included in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008, and March 24, 2008, respectively) announcing our potential acquisition of The Bear Stearns Companies, Inc., which is also currently included in the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical closing level of the Index from January 3, 2003 through May 16, 2008. The closing level of the Index on May 16, 2008 was 1425.35. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Dual Directional Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-4